PENGROWTH ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(Stated in millions of Canadian dollars)
(Unaudited)

		As at	As at
	Note	June 30, 2015	December 31, 2014
ASSETS
Current Assets
Accounts receivable		$167.6	$148.1
Fair value of risk management contracts	11	163.4	299.6
		331.0	447.7
Fair value of risk management contracts	11	58.7	182.6
Other assets		71.2	60.4
Property, plant and equipment	2	4,660.1	4,786.8
Exploration and evaluation assets	3	494.8	490.1
Goodwill		199.0	202.2
TOTAL ASSETS		$5,814.8	$6,169.8

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Bank indebtedness	4	$27.2	$10.7
Accounts payable		261.4	352.9
Dividends payable		10.8	21.3
Fair value of risk management contracts	11	7.1	12.8
Current portion of long term debt	4	98.1	173.2
Current portion of provisions	5	15.7	27.3
		420.3	598.2
Fair value of risk management contracts	11	8.3	0.4
Convertible debentures		137.1	137.2
Long term debt	4	1,739.7	1,548.8
Provisions	5	765.0	760.7
Deferred income taxes	6	161.9	197.7
		3,232.3	3,243.0
Shareholders' Equity
Shareholders' capital	7	4,792.8	4,759.7
Contributed surplus		23.5	32.3
Deficit		(2,233.8)	(1,865.2)
		2,582.5	2,926.8

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$5,814.8	$6,169.8
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH Second Quarter 2015 Financial Results	1

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF LOSS
(Stated in millions of Canadian dollars, except per share amounts)
(Unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2015	2014	2015	2014
REVENUES
Oil and gas sales		$249.9	$407.1	$449.8	$836.3
Royalties, net of incentives		(26.5)	(78.2)	(51.3)	(151.9)
		223.4	328.9	398.5	684.4
Realized gain (loss) on commodity risk management	11	59.1	(46.9)	144.8	(89.2)
Unrealized loss on commodity risk management	11	(139.6)	(13.6)	(206.4)	(125.8)
		142.9	268.4	336.9	469.4
EXPENSES
Operating		106.8	114.5	199.7	218.5
Transportation		14.0	7.2	23.6	15.6
General and administrative		26.7	24.3	56.0	50.9
Depletion, depreciation and amortization	2	116.7	130.7	229.6	260.8
		264.2	276.7	508.9	545.8
OPERATING LOSS		(121.3)	(8.3)	(172.0)	(76.4)

Other (income) expense items
Loss on disposition of properties		27.0	11.2	26.5	17.8
Unrealized foreign exchange (gain) loss	12	(5.1)	(29.1)	168.9	6.5
Realized foreign exchange (gain) loss	11,12	(9.2)	1.4	(91.8)	1.5
Interest and financing charges		27.8	19.1	47.5	39.7
Accretion	5	4.3	4.9	8.8	9.9
Other (income) expense		(0.8)	(2.2)	(1.2)	11.8
LOSS BEFORE TAXES		(165.3)	(13.6)	(330.7)	(163.6)
Deferred income tax recovery	6	(30.9)	(4.8)	(35.8)	(38.6)
NET LOSS AND COMPREHENSIVE LOSS		$(134.4)	$(8.8)	$(294.9)	$(125.0)
NET LOSS PER SHARE	10
Basic		$(0.25)	$(0.02)	$(0.55)	$(0.24)
Diluted		$(0.25)	$(0.02)	$(0.55)	$(0.24)
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH Second Quarter 2015 Financial Results	2

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(Stated in millions of Canadian dollars)
(Unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2015	2014	2015	2014
CASH PROVIDED BY (USED FOR):
OPERATING
Net loss and comprehensive loss		$(134.4)	$(8.8)	$(294.9)	$(125.0)
Non-cash items
Depletion, depreciation, amortization and accretion		121.0	135.6	238.4	270.7
Deferred income tax recovery	6	(30.9)	(4.8)	(35.8)	(38.6)
Unrealized foreign exchange (gain) loss	12	(5.1)	(29.1)	168.9	6.5
Unrealized loss on commodity risk management	11	139.6	13.6	206.4	125.8
Share based compensation	8	4.6	4.9	9.0	8.4
Loss on disposition of properties		27.0	11.2	26.5	17.8
Other items		(0.5)	(1.2)	(0.1)	(4.7)
Foreign exchange derivative settlement	11	(9.8)	—	(93.9)	—
Funds flow from operations		111.5	121.4	224.5	260.9
Interest and financing charges		27.8	19.1	47.5	39.7
Expenditures on remediation	5	(3.8)	(5.8)	(7.0)	(12.5)
Change in non-cash operating working capital	9	(38.0)	(25.3)	(65.2)	4.4
		97.5	109.4	199.8	292.5
FINANCING
Dividends paid		(30.8)	(63.2)	(84.2)	(125.9)
Bank indebtedness	4	24.0	—	16.5	—
Long term debt (repayment)	4	(39.6)	—	2.4	—
Foreign exchange derivative settlement	11	9.8	—	93.9	—
Interest and financing charges paid		(22.2)	(21.8)	(58.1)	(51.5)
Proceeds from DRIP and stock option exercises		5.5	13.3	14.6	28.0
		(53.3)	(71.7)	(14.9)	(149.4)
INVESTING
Capital expenditures		(50.8)	(219.6)	(149.2)	(453.3)
Property acquisitions		—	(0.1)	—	(2.1)
Proceeds on property dispositions		23.5	21.1	24.0	20.5
Contributions to remediation trust funds and other items		(6.7)	(3.1)	(13.1)	(5.1)
Change in non-cash investing working capital	9	(10.2)	(17.7)	(46.6)	(18.4)
		(44.2)	(219.4)	(184.9)	(458.4)
CHANGE IN CASH AND CASH EQUIVALENTS		—	(181.7)	—	(315.3)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		—	314.9	—	448.5
CASH AND CASH EQUIVALENTS AT END OF PERIOD		$—	$133.2	$—	$133.2
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH Second Quarter 2015 Financial Results	3

PENGROWTH ENERGY CORPORATION
STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
(Stated in millions of Canadian dollars)
(Unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2015	2014	2015	2014
SHAREHOLDERS' CAPITAL	7
Balance, beginning of period		$4,780.1	$4,721.0	$4,759.7	$4,693.1
Share based compensation		7.2	—	18.5	14.8
Issued under DRIP		5.5	13.3	14.6	26.4
Balance, end of period		4,792.8	4,734.3	4,792.8	4,734.3

CONTRIBUTED SURPLUS
Balance, beginning of period		25.7	18.6	32.3	28.0
Share based compensation	8	5.0	5.4	9.7	9.2
Exercise of share based compensation awards		(7.2)	—	(18.5)	(13.2)
Balance, end of period		23.5	24.0	23.5	24.0

DEFICIT
Balance, beginning of period		(2,068.6)	(1,211.8)	(1,865.2)	(1,032.8)
Net loss		(134.4)	(8.8)	(294.9)	(125.0)
Dividends declared		(30.8)	(63.3)	(73.7)	(126.1)
Balance, end of period		(2,233.8)	(1,283.9)	(2,233.8)	(1,283.9)

TOTAL SHAREHOLDERS' EQUITY		$2,582.5	$3,474.4	$2,582.5	$3,474.4
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH Second Quarter 2015 Financial Results	4

PENGROWTH ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE PERIOD ENDED JUNE 30, 2015 (Unaudited)
(Tabular amounts are stated in millions of Canadian dollars except per share amounts and as otherwise stated)

1.	BUSINESS OF THE CORPORATION
Pengrowth Energy Corporation ("Pengrowth" or the "Corporation") is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Consolidated Financial Statements include the accounts of the Corporation, and its subsidiary, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated.
The Consolidated Financial Statements for the three and six months ended June 30, 2015 are unaudited and have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and International Financial Reporting Interpretations Committee ("IFRIC"). The disclosures provided below are incremental to those included with the December 31, 2014 annual Consolidated Financial Statements. All accounting policies and methods of computation followed in the preparation of these Consolidated Financial Statements are consistent with the December 31, 2014 annual Consolidated Financial Statements.
The Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2014.
The Consolidated Financial Statements were authorized for release by the Audit and Risk Committee of the Board of Directors on August 6, 2015.

PENGROWTH Second Quarter 2015 Financial Results	5

2.	PROPERTY, PLANT AND EQUIPMENT ("PP&E")

Cost or deemed cost	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2013	$6,587.7	$78.8	$6,666.5
Additions to PP&E	812.7	6.1	818.8
Property acquisitions	17.0	—	17.0
Change in asset retirement obligations	245.2	—	245.2
Divestitures	(164.8)	—	(164.8)
Balance, December 31, 2014	$7,497.8	$84.9	$7,582.7
Additions to PP&E	156.5	2.3	158.8
Change in asset retirement obligations	1.8	—	1.8
Divestitures	(92.2)	—	(92.2)
Balance, June 30, 2015	$7,563.9	$87.2	$7,651.1

Accumulated depletion, amortization and impairment losses	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2013	$1,785.4	$63.5	$1,848.9
Depletion and amortization for the period	510.2	6.8	517.0
Impairment	486.3	—	486.3
Divestitures	(56.3)	—	(56.3)
Balance, December 31, 2014	$2,725.6	$70.3	$2,795.9
Depletion and amortization for the period	226.6	3.0	229.6
Divestitures	(34.5)	—	(34.5)
Balance, June 30, 2015	$2,917.7	$73.3	$2,991.0

Net book value	Oil and natural gas assets	Other equipment	Total
As at June 30, 2015	$4,646.2	$13.9	$4,660.1
As at December 31, 2014	$4,772.2	$14.6	$4,786.8
During the six months ended June 30, 2015, $5.9 million (June 30, 2014 – $8.0 million) of directly attributable general and administrative costs were capitalized to PP&E.
At June 30, 2015, certain capital related to the Lindbergh thermal project ("Lindbergh Project") of $5.6 million (June 30, 2014 – $667.1 million) was excluded from the calculation of depletion.
Pengrowth capitalizes interest for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the six months ended June 30, 2015, $11.0 million (June 30, 2014 – $12.3 million) of interest was capitalized on the Lindbergh Project to PP&E using a capitalization rate of 5.4 percent (June 30, 2014 – 5.7 percent).

3.	EXPLORATION AND EVALUATION ASSETS ("E&E")

Cost or deemed cost
Balance, December 31, 2013	$419.3
Additions	127.8
Impairment	(57.0)
Balance, December 31, 2014	$490.1
Additions	4.7
Balance, June 30, 2015	$494.8

PENGROWTH Second Quarter 2015 Financial Results	6

4.	LONG TERM DEBT AND BANK INDEBTEDNESS

LONG TERM DEBT

	As at
	June 30, 2015	December 31, 2014
U.S. dollar denominated senior unsecured notes:
71.5 million at 4.67 percent due May 2015	$—	$82.9
400 million at 6.35 percent due July 2017	499.1	463.4
265 million at 6.98 percent due August 2018	330.5	306.8
35 million at 3.49 percent due October 2019	43.6	40.5
115.5 million at 5.98 percent due May 2020	143.9	133.6
105 million at 4.07 percent due October 2022	130.7	121.3
195 million at 4.17 percent due October 2024	242.6	225.3
	$1,390.4	$1,373.8
U.K. pound sterling denominated unsecured notes:
50 million at 5.46 percent due December 2015	$98.1	$90.3
15 million at 3.45 percent due October 2019	29.4	27.0
	$127.5	$117.3
Canadian dollar senior unsecured notes:
15 million at 6.61 percent due August 2018	$15.0	$15.0
25 million at 4.74 percent due October 2022	24.9	24.9
	$39.9	$39.9
Canadian dollar term credit facility borrowings	$280.0	$191.0
Total long term debt	$1,837.8	$1,722.0

Current portion of long term debt	$98.1	$173.2
Non-current portion of long term debt	1,739.7	1,548.8
	$1,837.8	$1,722.0
Pengrowth’s unsecured covenant based term credit facility includes a committed value of $1 billion and a $250 million expansion feature, providing $1.25 billion of notional credit capacity from a syndicate of seven Canadian and four foreign banks. The facility can be extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval. In the event that the lenders do not agree to a renewal, the outstanding balance is due upon maturity. The facility was renewed on March 30, 2015 and has a maturity date of March 30, 2019.
This facility carries floating interest rates that are expected to range between 1.6 percent and 3.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. At June 30, 2015, the available facility was reduced by drawings of $280.0 million (December 31, 2014 – $191.0 million) and letters of credit in the amount of $21.8 million (December 31, 2014 – $25.0 million) were outstanding.
BANK INDEBTEDNESS
Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At June 30, 2015, this facility was reduced by drawings of $25.0 million (December 31, 2014 – $9.0 million) and reduced by $1.0 million of outstanding letters of credit (December 31, 2014 – $0.9 million). When utilized together with any overdraft amounts, this facility appears on the Consolidated Balance Sheets as a current liability in bank indebtedness, as applicable.
FINANCIAL COVENANTS
Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at June 30, 2015. The covenants are substantially similar between the credit facilities and the senior unsecured notes.

PENGROWTH Second Quarter 2015 Financial Results	7

5.	PROVISIONS
Provisions are composed of Asset Retirement Obligations ("ARO") and contract & other liabilities. The following provides a continuity of the balances for the following periods:

	Asset retirement obligations	Contract & Other liabilities	Total
Balance, December 31, 2013	$606.2	$5.3	$611.5
Incurred during the period	6.8	4.4	11.2
Property acquisitions	3.5	—	3.5
Property dispositions	(66.5)	—	(66.5)
Revisions due to discount rate changes (1)	211.5	—	211.5
Expenditures on remediation/provisions settled	(22.9)	(0.5)	(23.4)
Other revisions	23.4	(0.4)	23.0
Accretion (amortization)	18.8	(1.6)	17.2
Balance, December 31, 2014	$780.8	$7.2	$788.0
Incurred during the period	0.4	1.0	1.4
Property dispositions	(10.4)	—	(10.4)
Expenditures on remediation/provisions settled	(7.0)	(0.4)	(7.4)
Other revisions	1.4	(0.3)	1.1
Accretion (amortization)	8.8	(0.8)	8.0
Balance, June 30, 2015	$774.0	$6.7	$780.7

(1)	Relates to the change in the risk free discount rate from 3.25 percent to 2.3 percent. The offset is recorded in PP&E.

As at June 30, 2015
Current	$14.0	$1.7	$15.7
Long term	760.0	5.0	765.0
	$774.0	$6.7	$780.7

As at December 31, 2014
Current	$24.9	$2.4	$27.3
Long term	755.9	4.8	760.7
	$780.8	$7.2	$788.0

The following assumptions were used to estimate the ARO liability:

	As at
	June 30, 2015	December 31, 2014
Total escalated future costs	$1,974.7	$2,007.0
Discount rate, per annum	2.3%	2.3%
Inflation rate, per annum	1.5%	1.5%
The majority of the costs are expected to be incurred between 2038 and 2079.

PENGROWTH Second Quarter 2015 Financial Results	8

6.	DEFERRED INCOME TAXES
A reconciliation of the deferred income tax recovery calculated based on the loss before taxes at the statutory tax rate to the actual provision for deferred income taxes is as follows:

	Six months ended
	June 30, 2015	June 30, 2014
Loss before taxes	$(330.7)	$(163.6)
Combined federal and provincial tax rate	26.19%	25.30%
Expected income tax recovery	$(86.6)	$(41.4)
Foreign exchange (gain) loss (1)	11.4	(0.7)
Effect of change in corporate tax rate	11.6	—
Change in unrecognized deferred tax asset	24.5	—
Other including share based compensation	3.3	3.5
Deferred income tax recovery	$(35.8)	$(38.6)

(1)	Reflects the 50% non-taxable portion of foreign exchange gains and losses and related risk management contracts.

7.	SHAREHOLDERS’ CAPITAL
Pengrowth is authorized to issue an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

	Six months ended		Year ended
	June 30, 2015		December 31, 2014
(Common shares in 000's)	Number of common shares	Amount	Number of common shares	Amount
Balance, beginning of period	533,438	$4,759.7	522,031	$4,693.1
Share based compensation (cash exercised)	—	—	257	1.6
Share based compensation (non-cash exercised)	3,156	18.5	1,985	13.2
Issued for cash under Dividend Reinvestment Plan ("DRIP")	4,100	14.6	9,165	51.8
Balance, end of period	540,694	$4,792.8	533,438	$4,759.7

8.	SHARE BASED COMPENSATION PLANS
A rolling and reloading plan with a maximum of 3.2 percent of the issued and outstanding common shares may be reserved for issuance under all share based compensation plans in the aggregate, as approved by shareholders. As at June 30, 2015, the number of shares issuable under the share based compensation plans, in aggregate, represents 2.5 percent of the issued and outstanding common shares, which is within the limit.
Share based compensation expense is composed of the following:

	Six months ended
	June 30, 2015	June 30, 2014
Non-cash share based compensation	$9.7	$9.2
Amounts capitalized in the period	(0.7)	(0.8)
Non-cash share based compensation expense	$9.0	$8.4
Cash-settled phantom deferred share unit expense	0.7	0.9
Total share based compensation expense	$9.7	$9.3

PENGROWTH Second Quarter 2015 Financial Results	9

LONG TERM INCENTIVE PLAN ("LTIP")
The following provides a continuity of the share settled LTIP:

(number of share units - 000's)	PSUs	RSUs	DSUs
Outstanding, December 31, 2013	4,034	4,413	284
Granted	1,916	2,361	—
Forfeited	(259)	(285)	—
Exercised	(275)	(1,706)	—
Performance adjustment	108	—	—
Deemed dividends	421	385	24
Outstanding, December 31, 2014	5,945	5,168	308
Granted	2,765	3,519	—
Forfeited	(426)	(442)	—
Exercised	(871)	(2,285)	—
Performance adjustment	(968)	—	—
Deemed dividends	271	244	13
Outstanding, June 30, 2015	6,716	6,204	321
For the 2015 grants, Pengrowth may determine, at its sole discretion, that any shares issuable pursuant to the 2015 grants could be paid in cash equal to the fair market value of the shares otherwise issuable.
PREVIOUS LONG TERM INCENTIVE PLAN
As at June 30, 2015, 308,230 common shares (December 31, 2014 - 295,374 common shares) were reserved for issuance under the Deferred Entitlement Share Unit Plan ("DESU"). The DESUs are entitled to deemed dividends.
CASH-SETTLED PHANTOM DEFERRED SHARE UNITS ("PHANTOM DSUs")
As at June 30, 2015, Phantom DSUs, awarded to Directors, outstanding were 382,351 units (December 31, 2014 - 133,621 units) with a corresponding liability of $1.2 million (December 31, 2014 - $0.5 million). For the six months ended June 30, 2015, Pengrowth recorded a $0.7 million compensation expense related to the Phantom DSUs (June 30, 2014 - $0.9 million). Each Phantom DSU entitles the holder to a cash payment equivalent to the value of a number of Common Shares (including deemed dividends) to be paid upon the individual ceasing to be a Director for any reason.

PENGROWTH Second Quarter 2015 Financial Results	10

9.	OTHER CASH FLOW DISCLOSURES
CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended		Six months ended
Cash provided by (used for):	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Accounts receivable	$(14.4)	$11.7	$(19.5)	$(16.4)
Accounts payable	(23.6)	(37.0)	(45.7)	20.8
	$(38.0)	$(25.3)	$(65.2)	$4.4
CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Three months ended		Six months ended
Cash used for:	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Accounts payable, including capital accruals	$(10.2)	$(17.7)	$(46.6)	$(18.4)

10.	AMOUNTS PER SHARE
The following reconciles the weighted average number of shares used in the basic and diluted net loss per share calculations:

	Three months ended		Six months ended
(000's)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Weighted average number of shares – basic and diluted	539,725	527,141	537,476	525,281
For the three and six months ended June 30, 2015, 5.8 million shares and 5.2 million shares, respectively, (7.3 million and 6.7 million shares for the three and six months ended June 30, 2014) that are issuable on exercise of the share based compensation plans were excluded from the diluted net loss per share calculation as their effect is anti-dilutive.

Further, for the three and six months ended June 30, 2015, 16.1 million shares (23.0 million shares for the three and six months ended June 30, 2014) that are issuable on potential conversion of the convertible debentures were excluded from the diluted net loss per share calculation as their effect is anti-dilutive.

PENGROWTH Second Quarter 2015 Financial Results	11

11.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
COMMODITY PRICE CONTRACTS
As at June 30, 2015, Pengrowth had fixed the price applicable to future production as follows:

Financial Crude Oil Contracts:
Swaps
			Price per bbl
Reference point	Term	Volume (bbl/d)	(Cdn unless otherwise noted)
Edmonton Light Sweet	Q3 2015	4,000	Cdn WTI less $7.44
Edmonton Light Sweet	Q4 2015	3,000	Cdn WTI less $7.80
Western Canada Select	Q3 2015	7,000	Cdn WTI less $18.86
Western Canada Select	Q4 2015	13,000	Cdn WTI less $18.61
WTI	Q3 2015	26,000	$93.68
WTI	Q4 2015	26,000	$93.68
WTI	Q1 2016	23,000	$91.58
WTI - $U.S.	Q1 2016	500	$63.29	$U.S.
WTI	Q2 2016	20,500	$88.97
WTI - $U.S.	Q2 2016	500	$63.29	$U.S.
WTI	Q3 2016	18,500	$88.53
WTI - $U.S.	Q3 2016	500	$63.29	$U.S.
WTI	Q4 2016	18,000	$88.25
WTI - $U.S.	Q4 2016	500	$63.29	$U.S.
WTI	2017	3,500	$79.85
WTI	2018	5,500	$80.49
Puts
Reference point	Term	Volume (bbl/d)	Price per bbl (Cdn)	Premium payable per bbl (Cdn)
WTI	Q1 2016	4,000	$90.00	$3.30
Financial Natural Gas Contracts:
Swaps
Reference point	Term	Volume (MMBtu/d)	Price per MMBtu (Cdn)
AECO	Q3 2015	94,782	$3.63
NGI Chicago Index	Q3 2015	12,500	$4.10
AECO	Q4 2015	94,782	$3.63
NGI Chicago Index	Q4 2015	10,815	$4.20
AECO	Q1 2016	97,151	$3.53
AECO	Q2 2016	85,304	$3.34
AECO	Q3 2016	85,304	$3.34
AECO	Q4 2016	92,412	$3.45
AECO	Q1 2017	85,304	$3.60
AECO	Q2 2017	73,456	$3.53
AECO	Q3 2017	73,456	$3.53
AECO	Q4 2017	73,456	$3.53
AECO	2018	66,347	$3.59

PENGROWTH Second Quarter 2015 Financial Results	12

Puts
Reference point	Term	Volume (MMBtu/d)	Price per MMBtu (Cdn)	Premium payable per MMBtu (Cdn)
AECO	Q1 2016	2,370	$3.48	$0.21
AECO	Q1 2016	2,370	$3.69	$0.29
AECO	Q1 2016	2,370	$3.94	$0.44
AECO	Q1 2016	2,370	$3.92	$0.41
AECO	Q2 2016	2,370	$3.48	$0.21
AECO	Q2 2016	2,370	$3.69	$0.29

Commodity Price Sensitivity on Risk Management Contracts as at June 30, 2015

Oil	Cdn$1/bbl increase in future oil prices (1)	Cdn$1/bbl decrease in future oil prices (1)
Unrealized pre-tax gain (loss) on oil risk management	($17.9)	$17.9
Natural gas	Cdn$0.25/MMBtu increase in future natural gas prices	Cdn$0.25/MMBtu decrease in future natural gas prices
Unrealized pre-tax gain (loss) on natural gas risk management	($26.3)	$26.3
(1) Includes a Cdn$1 change in financial differential risk management contracts.
As at close June 30, 2015, the AECO gas spot price was $2.63/MMBtu (June 30, 2014 – $4.41/MMBtu). The WTI prompt monthly price was Cdn$74.28/bbl (June 30, 2014 – Cdn$112.43/bbl).

Physical Delivery Contracts
As at June 30, 2015, the following physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with Pengrowth's expected sales requirements. Physical delivery contracts are not considered financial instruments and therefore, no asset or liability has been recognized in the Consolidated Financial Statements.

Physical Crude Oil Contracts:
Reference point	Term	Volume (bbl/d)	Price per bbl (Cdn)
Edmonton Light Sweet	Q3 2015	5,119	Cdn WTI less $7.78
Edmonton Light Sweet	Q4 2015	5,119	Cdn WTI less $7.78

POWER PRICE CONTRACTS
As at June 30, 2015, Pengrowth had fixed the price applicable to future power costs as follows:

Financial Power Contracts:
Reference point	Term	Volume (MW)	Price per MWh (Cdn)
AESO	Q3 2015	40	$49.53
AESO	Q4 2015	40	$49.53
AESO	2016	20	$44.13
As at close June 30, 2015, the Alberta power pool spot price was $168.05/MWh (June 30, 2014 – $29.62/MWh). The average Alberta power pool price was $57.22/MWh for the three months ended June 30, 2015 (June 30, 2014 – $42.43/MWh).
Power Price Sensitivity on Risk Management Contracts as at June 30, 2015
Each $1/MWh change in future power prices would result in a pre-tax change in the unrealized gain (loss) on power risk management contracts outstanding as at June 30, 2015 of approximately $0.4 million.

PENGROWTH Second Quarter 2015 Financial Results	13

FOREIGN EXCHANGE CONTRACTS
U.K. pound sterling Denominated Term Debt
Pengrowth entered into foreign exchange risk management contracts when it issued the U.K. pound sterling term notes. These contracts fix the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Amount (U.K. pound sterling millions)	Settlement date	Fixed rate ($1Cdn = U.K. pound sterling)
50.0	December 2015	0.50
15.0	October 2019	0.63
U.S. Denominated Term Debt
A series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time based upon the maturity dates of the U.S. denominated term debt.

Contract type	Settlement date	Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Fixed rate ($1Cdn = $U.S.)
Swap	July 2017	400.0	400.0	100%	0.79
Swap	August 2018	265.0	20.0	8%	0.81
No contracts	October 2019	35.0	—	—	—
No contracts	May 2020	115.5	—	—	—
No contracts	October 2022	105.0	—	—	—
No contracts	October 2024	195.0	—	—	—
		1,115.5	420.0	38%
During the first quarter of 2015, Pengrowth monetized all of its U.S. swap contracts that fixed the foreign exchange rate on Pengrowth’s U.S. dollar denominated term debt, except for contracts related to the May 2015 term debt settlement. This resulted in a Cdn$84.1 million realized foreign exchange gain in the first quarter of 2015 and the cash proceeds were used to pay down a portion of the credit facilities. Subsequent to the monetization, U.S.$400 million of new foreign exchange swap contracts were entered into. The foreign exchange swap contracts associated with the May 2015 term debt series settled in tandem with its maturity, resulting in a Cdn$9.8 million realized foreign exchange gain in the second quarter of 2015. Together, these transactions brought year to date 2015 realized foreign exchange gains from settlement of swap contracts to Cdn$93.9 million. At June 30, 2015, Pengrowth held a total of U.S.$420 million in foreign exchange swap contracts compared to U.S.$460 million at December 31, 2014.

Foreign Exchange Rate Sensitivity
Foreign Exchange on Foreign Denominated Term Debt
The following summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at June 30, 2015	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$11.2	$0.7
Unrealized foreign exchange risk management gain or loss	4.2	0.7
Net pre-tax impact on Consolidated Statements of Loss	$7.0	$—

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at June 30, 2014	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$11.9	$0.7
Unrealized foreign exchange risk management gain or loss	4.6	0.7
Net pre-tax impact on Consolidated Statements of Loss	$7.3	$—

PENGROWTH Second Quarter 2015 Financial Results	14

Interest Rate Sensitivity
Bank Interest Cost
As at June 30, 2015, Pengrowth had approximately $1.8 billion of current and non-current long term debt outstanding (December 31, 2014 - $1.7 billion) of which $280.0 million was based on floating interest rates (December 31, 2014 - $191.0 million). A 1 percent increase in interest rates would increase pre-tax interest expense by approximately $1.4 million for the six months ended June 30, 2015 (June 30, 2014 - $nil), assuming the amount was outstanding for the entire period.

Summary of Gains and Losses on Risk Management Contracts
The following tables provide details of the fair value of risk management contracts that appear on the Consolidated Balance Sheets and the unrealized and realized gains and losses on risk management recorded in the Consolidated Statements of Income (Loss).

As at and for the six month period ended June 30, 2015	Commodity contracts (1)	Power contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$163.4	$—	$—	$163.4
Non-current portion of risk management assets	53.7	0.2	4.8	58.7
Current portion of risk management liabilities	(2.4)	(2.2)	(2.5)	(7.1)
Non-current portion of risk management liabilities	—	(0.3)	(8.0)	(8.3)
Risk management assets (liabilities), end of period	$214.7	$(2.3)	$(5.7)	$206.7
Less: Risk management assets (liabilities) at beginning of period	421.1	(2.9)	50.8	469.0
Unrealized gain (loss) on risk management contracts for the period	$(206.4)	$0.6	$(56.5)	$(262.3)
Realized gain (loss) on risk management contracts for the period	144.8	(1.3)	93.9	237.4
Total unrealized and realized gain (loss) on risk management contracts for the period	$(61.6)	$(0.7)	$37.4	$(24.9)

As at and for the six month period ended June 30, 2014	Commodity contracts (1)	Power and Interest contracts (4)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$—	$2.0	$2.9	$4.9
Non-current portion of risk management assets	—	—	17.0	17.0
Current portion of risk management liabilities	(142.4)	—	(0.6)	(143.0)
Non-current portion of risk management liabilities	(63.4)	(0.4)	(6.6)	(70.4)
Risk management assets (liabilities), end of period	$(205.8)	$1.6	$12.7	$(191.5)
Less: Risk management assets (liabilities) at beginning of period	(80.0)	(1.4)	12.0	(69.4)
Unrealized gain (loss) on risk management contracts for the period	$(125.8)	$3.0	$0.7	$(122.1)
Realized loss on risk management contracts for the period	(89.2)	(1.0)	(1.3)	(91.5)
Total unrealized and realized gain (loss) on risk management contracts for the period	$(215.0)	$2.0	$(0.6)	$(213.6)

(1)	Unrealized and realized gains and losses are presented as separate line items in the Consolidated Statements of Income (Loss).

(2)	Unrealized gains and losses are included in other (income) expense. Realized gains and losses are included in operating expense.

(3)	Unrealized and realized gains and losses are included as part of separate line items in the Consolidated Statements of Income (Loss).

(4)	Unrealized gains and losses are included in other (income) expense and interest expense, respectively. Realized gains and losses are included in operating expense and interest expense, respectively.

FAIR VALUE
The fair value of cash and cash equivalents, accounts receivable, accounts payable, bank indebtedness and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar term credit facility is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair value of the remediation trust funds are equal to their carrying amount as these assets are carried at their estimated fair value. The following tables provide fair value measurement information for financial assets and liabilities.

PENGROWTH Second Quarter 2015 Financial Results	15

			Fair value measurements using:
As at June 30, 2015	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$71.2	$71.2	$71.2	$—	$—
Fair value of risk management contracts	222.1	222.1	—	222.1	—

Financial Liabilities
Convertible debentures	137.1	135.8	135.8	—	—
U.S. dollar denominated senior unsecured notes	1,390.4	1,468.3	—	1,468.3	—
Cdn dollar senior unsecured notes	39.9	42.1	—	42.1	—
U.K. pound sterling denominated unsecured notes	127.5	128.9	—	128.9	—
Fair value of risk management contracts	15.4	15.4	—	15.4	—

			Fair value measurements using:
As at December 31, 2014	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$60.4	$60.4	$60.4	$—	$—
Fair value of risk management contracts	482.2	482.2	—	482.2	—

Financial Liabilities
Convertible debentures	137.2	135.3	135.3	—	—
U.S. dollar denominated senior unsecured notes	1,373.8	1,457.7	—	1,457.7	—
Cdn dollar senior unsecured notes	39.9	41.5	—	41.5	—
U.K. pound sterling denominated unsecured notes	117.3	120.6	—	120.6	—
Fair value of risk management contracts	13.2	13.2	—	13.2	—

12.	FOREIGN EXCHANGE (GAIN) LOSS

	Three months ended		Six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Currency exchange rate ($1Cdn = $U.S.) at period end	$0.80	$0.94	$0.80	$0.94
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	$(24.1)	$(46.5)	$102.3	$3.1
Unrealized foreign exchange (gain) loss on U.K. pound sterling denominated debt	5.4	(1.2)	10.1	4.1
Total unrealized foreign exchange (gain) loss from translation of foreign denominated debt	$(18.7)	$(47.7)	$112.4	$7.2
Unrealized (gain) loss on U.S. foreign exchange risk management contracts	$19.0	$16.9	$65.9	$3.2
Unrealized (gain) loss on U.K. foreign exchange risk management contracts	(5.4)	1.7	(9.4)	(3.9)
Total unrealized (gain) loss on foreign exchange risk management contracts	$13.6	$18.6	$56.5	$(0.7)
Total unrealized foreign exchange (gain) loss	$(5.1)	$(29.1)	$168.9	$6.5
Total realized foreign exchange (gain) loss	$(9.2)	$1.4	$(91.8)	$1.5

PENGROWTH Second Quarter 2015 Financial Results	16